UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Neomedia Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

640505-10-3

(CUSIP Number)

March 22, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐

Rule 13d-1(b)

☒

Rule 13d-1(c)

☐

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 15 Pages

Exhibit Index Contained on Page 12

CUSIP NO. 640505-10-3	13 G	Page 2 of 15

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Nokia Ventures, L.P. (“NV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
48,873,780 shares, except that N.V. I, L.L.C. (“GP”), the general partner of NV, may be deemed to have sole power to vote these shares, and John Malloy (“Malloy”), John Gardner (“Gardner”), W. Peter Buhl (“Buhl”) and Tantti, Ltd. (“Tantti), the managing members of GP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
48,873,780 shares, except that GP, the general partner of NV, may be deemed to have sole power to dispose of these shares, and Malloy, Gardner, Buhl and Tantti, the managing members of GP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,873,780
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP NO. 640505-10-3	13 G	Page 3 of 15

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). N.V. I, L.L.C. (“GP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5

SOLE VOTING POWER
48,873,780 shares, all of which are directly owned by NV.  GP, the general partner of NV, may be deemed to have sole power to vote these shares, and Malloy, Gardner, Buhl and Tantti, the managing members of GP, may be deemed to have shared power to vote these shares.

	6	SHARED VOTING POWER See response to row 5.
7

SOLE DISPOSITIVE POWER
48,873,780 shares, all of which are directly owned by NV.  GP, the general partner of NV, may be deemed to have sole power to dispose of these shares, and Malloy, Gardner, Buhl and Tantti, the managing members of GP, may be deemed to have shared power to dispose of these shares.

	8	SHARED DISPOSITIVE POWER See response to row 7.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,873,780
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO. 640505-10-3	13 G	Page 4 of 15

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). John Malloy (“Malloy”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
6

SHARED VOTING POWER
48,873,780 shares, all of which are directly owned by NV.  GP, the general partner of NV, may be deemed to have sole power to vote these shares, and Malloy, Gardner, Buhl and Tantti, the managing members of GP, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER -0-
8

SHARED DISPOSITIVE POWER
48,873,780 shares, all of which are directly owned by NV.  GP, the general partner of NV, may be deemed to have sole power to vote these shares, and Malloy, Gardner, Buhl and Tantti, the managing members of GP, may be deemed to have shared power to vote these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,873,780
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 640505-10-3	13 G	Page 5 of 15

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). John Gardner (“Gardner”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
6

SHARED VOTING POWER.
48,873,780 shares, all of which are directly owned by NV.  GP, the general partner of NV, may be deemed to have sole power to vote these shares, and Malloy, Gardner, Buhl and Tantti, the managing members of GP, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER -0-
8

SHARED DISPOSITIVE POWER
48,873,780 shares, all of which are directly owned by NV.  GP, the general partner of NV, may be deemed to have sole power to vote these shares, and Malloy, Gardner, Buhl and Tantti, the managing members of GP, may be deemed to have shared power to vote these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,873,780
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 640505-10-3	13 G	Page 6 of 15

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). W. Peter Buhl (“Buhl”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
6

SHARED VOTING POWER.
48,873,780 shares, all of which are directly owned by NV.  GP, the general partner of NV, may be deemed to have sole power to vote these shares, and Malloy, Gardner, Buhl and Tantti, the managing members of GP, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER -0-
8

SHARED DISPOSITIVE POWER
48,873,780 shares, all of which are directly owned by NV.  GP, the general partner of NV, may be deemed to have sole power to vote these shares, and Malloy, Gardner, Buhl and Tantti, the managing members of GP, may be deemed to have shared power to vote these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,873,780
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP NO. 640505-10-3	13 G	Page 7 of 15

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only). Tantti, Ltd. (“Tantti”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Finland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
6

SHARED VOTING POWER
48,873,780 shares, all of which are directly owned by NV.  GP, the general partner of NV, may be deemed to have sole power to vote these shares, and Malloy, Gardner, Buhl and Tantti, the managing members of GP, may be deemed to have shared power to vote these shares.

	7	SOLE DISPOSITIVE POWER -0-
8

SHARED DISPOSITIVE POWER
48,873,780 shares, all of which are directly owned by NV.  GP, the general partner of NV, may be deemed to have sole power to vote these shares, and Malloy, Gardner, Buhl and Tantti, the managing members of GP, may be deemed to have shared power to vote these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,873,780
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP NO. 640505-10-3	13 G	Page 8 of 15

ITEM 1(A).

NAME OF ISSUER

Neomedia Technologies, Inc.

ITEM 1(B).

ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

2201 SECOND STREET

SUITE 600

FORT MYERS, FL 33901

ITEM 2(A).

NAME OF PERSONS FILING

This Statement is filed by Nokia Ventures, L.P., a Delaware limited partnership (“NV”), N.V. I, L.L.C., a Delaware limited liability company (“GP”), John Malloy (“Malloy”), John Gardner (“Gardner”), W. Peter Buhl (“Buhl”) and Tantti, Ltd. (“Tantti).  The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

GP, the general partner of NV, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by NV.  Malloy, Gardner, Buhl and Tantti are the managing members of GP and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by NV.

ITEM 2(B).

ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address for each of the Reporting Persons is:

Nokia Ventures

545 Middlefield Road, Suite 210

Menlo Park, California  94025

ITEM 2(C)

CITIZENSHIP

NV is a Delaware limited partnership.  GP is a Delaware limited liability company.  Malloy, Gardner and Buhl are United States citizens.  Tantti is a Finnish limited liability corporation.

ITEM 2(D) AND (E).

TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Common Stock
CUSIP # 640505-10-3

ITEM 3.

Not Applicable.

ITEM 4.

OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

CUSIP NO. 640505-10-3	13 G	Page 9 of 15

(a)

Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)

Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)

Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)

Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)

Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreement of NV and the limited liability company agreement of GP, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

CUSIP NO. 640505-10-3	13 G	Page 10 of 15

ITEM 9.

NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.

CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 640505-10-3	13 G	Page 11 of 15

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  March 23, 2007

Nokia Ventures, L.P.

/s/ David Jaques

By: N.V. I, L.L.C., its General Partner

David Jaques

By: David Jaques, Chief Financial Officer/Attorney-in-Fact

N.V. I, L.L.C.

/s/ David Jaques

By: David Jacques

David Jaques

Chief Financial Officer/Attorney-in-Fact

John Malloy

/s/ David Jaques

By: David Jaques, Attorney-in-Fact

David Jaques

John Gardner

/s/ David Jaques

By: David Jaques, Attorney-in-Fact

David Jaques

W. Peter Buhl

/s/ David Jaques

By: David Jaques, Attorney-in-Fact

David Jaques

Tantti, Ltd.

/s/ David Jaques

By: Antti Kokinen

David Jaques

By: David Jaques, Attorney-in-Fact

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 640505-10-3	13 G	Page 12 of 15

EXHIBIT INDEX

Found on Sequentially Numbered Page
Exhibit
Exhibit A: Agreement of Joint Filing	13
Exhibit B: Power of Attorney	14

CUSIP NO. 640505-10-3	13 G	Page 13 of 15

EXHIBIT A

Agreement of Joint Filing

The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Neomedia Technologies, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an exhibit to such Schedule 13G.

Date:  March 23, 2007

Nokia Ventures, L.P.

/s/ David Jaques

By: N.V. I, L.L.C., its General Partner

David Jaques

By: David Jaques, Chief Financial Officer/Attorney-in-Fact

N.V. I, L.L.C.

/s/ David Jaques

By: David Jacques

David Jaques

Chief Financial Officer/Attorney-in-Fact

John Malloy

/s/ David Jaques

By: David Jaques, Attorney-in-Fact

David Jaques

John Gardner

/s/ David Jaques

By: David Jaques, Attorney-in-Fact

David Jaques

W. Peter Buhl

/s/ David Jaques

By: David Jaques, Attorney-in-Fact

David Jaques

Tantti, Ltd.

/s/ David Jaques

By: Antti Kokinen

David Jaques

By: David Jaques, Attorney-in-Fact

CUSIP NO. 640505-10-3	13 G	Page 14 of 15

EXHIBIT B

Power of Attorney

Each of the undersigned entities and individuals (collectively, the “Reporting Persons”) hereby authorizes and designates N.V. I, L.L.C. or such other person or entity as is designated in writing by John Malloy (the “Designated Filer”) as the beneficial owner to prepare and file on behalf of such Reporting Person individually, or jointly together with the other Reporting Persons, any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 13-F, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (together with the implementing regulations thereto, the “Act”) and the Securities Exchange Act of 1934, as amended (together with the implementing regulations thereto, the “Exchange Act”) (collectively, the “Reports”) with respect to each Reporting Person’s ownership of, or transactions in, securities of any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (collectively, the “Companies”).

Each Reporting Person hereby further authorizes and designates David Jaques (the “Authorized Signatory”) to execute and file on behalf of such Reporting Person the Reports and to perform any and all other acts, which in the opinion of the Designated Filer or Authorized Signatory may be necessary or incidental to the performance of the foregoing powers herein granted.

The authority of the Designated Filer and the Authorized Signatory under this Document with respect to each Reporting Person shall continue until such Reporting Person is no longer required to file any Reports with respect to the Reporting Person’s ownership of, or transactions in, the securities of the Companies, unless earlier revoked in writing.  Each Reporting Person acknowledges that the Designated Filer and the Authorized Signatory are not assuming any of the Reporting Person’s responsibilities to comply with the Act or the Exchange Act.

Date:  March 23, 2007

N.V. I, L.L.C.

/s/ John Malloy

By: John Malloy, Member

John Malloy

Nokia Ventures, L.P.

/s/ John Malloy

By: N.V. I, L.P., its General Partner

John Malloy

By: John Malloy, Member

John Malloy

/s/ John Malloy

John Malloy

CUSIP NO. 640505-10-3	13 G	Page 15 of 15

John Gardner

/s/ John Gardner

John Gardner

W. Peter Buhl

/s/ W. Peter Buhl

W. Peter Buhl

Tantti, Ltd.

/s/ Antti Kokinen

By: Antti Kokinen

Antti Kokinen